FEDERATED EQUITY FUNDS

4000 Ericsson Drive

Warrendale, PA 15086-7561

January 10, 2014

EDGAR Operations Branch

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, Northwest

Washington, DC 20549

RE: FEDERATED FIXED INCOME SECURITIES (the “Registrant”)

Federated Strategic Income Fund

Class A Shares

Class B Shares

Class C Shares

Class F Shares

Institutional Shares

1933 Act File No. 33-43472

1940 Act File No. 811-6447

______________________________________________________

Dear Sir or Madam:

The following responds to your specific instructions that we furnish a written review of the responses provided to the oral comments received from the Commission’s staff on December 23, 2013 regarding the 485(a) filing made on November 18, 2013. The following responses have been discussed orally with the Registrant’s examiner, Jeff Foor.

1.	In response to your comment #1, the relevant disclosure has been revised.
2.	In response to your comment #2, the Registrant may invest up to 20% of its assets in equity securities, including pooled investment vehicles such as exchange-traded funds or investment companies, in order to gain broad exposure to the equity market. Accordingly, the use of such investments is disclosed in the section entitled “What are the Fund’s Main Investment Strategies?” in the Summary Prospectus, and the section entitled “What are the Fund’s Investment Strategies?” in the Statutory Prospectus.
3.	In response to your comment #3, the Registrant may invest up to 20% of its assets in equity securities. Accordingly, the use of such investments is disclosed in the section entitled “What are the Fund’s Main Investment Strategies?” in the Summary Prospectus, and the section entitled “What are the Fund’s Investment Strategies?” in the Statutory Prospectus.
4.	In response to your comment #4, the Registrant confirms that it has considered whether to adjust the Acquired Fund Fees and Expenses.
5.	In response to your comment #5, in the sections “What are the Fund’s Main Investment Strategies,” and “What are the Fund’s Investment Strategies?”, the following language will be removed:

“In addition, effective March 1, 2014, when the Adviser considers the risk/return prospectus of equity securities to be attractive, the Fund may also opportunistically invest up to 20% of its assets in convertible securities, equity securities or pooled investment vehicles such as exchange traded funds (ETFs) or other investment companies.”

and replaced with:

“In addition, effective March 1, 2014, when the Adviser considers the risk/return prospectus of equity securities to be attractive, the Fund may also opportunistically invest up to 20% of its assets in equity securities, including common stocks, preferred stocks, warrants, convertible securities, and pooled investment vehicles such as exchange traded funds (ETFs) or other investment companies.”

6.	In response to your comment #6, the fee table line item “Maximum Deferred Sales Charge (Load)” states “0.00%” for Class A Shares. This is standard practice for the Federated Fund Complex with respect to Class A Shares.
7.	In response to your comment #7, the Registrant is aware of the July 2010 letter and feels that the disclosure, as currently drafted, is sufficient. We also note that the securities description disclosure identifies exact types of derivatives to implement its investment strategies- futures, options and swaps – and sub-types of such derivatives in which the Fund may invest. Finally, the Fund provides specific risk disclosure under the section entitled “Risk of Investing in Derivative Contracts and Hybrid Instruments.”

If you have any questions, please contact me at (412) 288-7420.

Very truly yours,

/s/ Sheryl L. McCall

Sheryl L. McCall

Paralegal